SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on page 2 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Gross Domestic Product (GDP)” on page 3 hereof; and

-	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” on page 3 hereof to the “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated August 9, 2012 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 14, 2013, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 =

U.S. dollar 1.2937 (EUR 0.7730 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from January 2013 through March 2013 (March 8, 2013), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
January 2013	1.3456	1.3047
February 2013	1.3692	1.3054
March 2013 (through March 8, 2013)	1.3098	1.2988

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

Other Recent Developments

Supervision

KfW is generally exempt from the requirements of the German Banking Act (Gesetz über das Kreditwesen - KWG). Nevertheless, KfW already applies certain rules of the German Banking Act on a voluntary basis.

On March 13, 2013, the Federal Government decided on a draft amendment to the KfW Law which provides broad rulemaking authority (Verordnungsermächtigung) to the Federal Ministry of Finance in consultation with the Federal Ministry of Economics and Technology to subject KfW, by analogy, to certain provisions of European and German bank regulatory law and, in particular, to declare certain provisions of the German Banking Act applicable to KfW. The draft amendment stipulates that KfW’s statutory promotional mandate shall be considered in the rulemaking process and that the legal supervision of KfW remains with the Federal Ministry of Finance in consultation with the Federal Ministry of Economics and Technology. To the extent that bank regulatory provisions are applied by analogy by KfW, banking supervision may be assigned to the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) and the Deutsche Bundesbank.

It is expected that the amendment to the KfW Law will be enacted in the second half of 2013, after completion of the legislative procedure.

KfW is currently unable to predict when and to which extent the rulemaking authority will be used. KfW expects, however, that any such rules will provide for a transition period and will take the promotional mandate of KfW into consideration.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2011	-0.1	1.9
1st quarter 2012	0.5	1.2
2nd quarter 2012	0.3	1.0
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.6	0.4

The German gross domestic product decreased by 0.6% after price, seasonal and calendar adjustments in the fourth quarter of 2012 compared to the third quarter of 2012.

Compared to the third quarter of 2012, positive contributions to economic growth were only made by domestic final consumption expenditure in the fourth quarter of 2012. Final consumption expenditure of households and of the government increased by 0.1% and 0.4%, respectively. Gross fixed capital formation decreased: Construction decreased by 0.1%, while gross fixed capital formation in machinery and equipment decreased by 2.0%. Exports of goods and services decreased by 2.0% in the fourth quarter of 2012 compared to the third quarter of 2012. As the decrease in imports of 0.6% was less significant than the decrease in exports, the balance of exports and imports reduced the GDP growth rate by 0.8 percentage points in the fourth quarter of 2012.

In a year-on-year comparison, GDP in the fourth quarter of 2012 increased by 0.4% in calendar adjusted terms compared to the fourth quarter of 2011. Economic growth has thus slowed down since the beginning of 2012.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product results for the 4th quarter of 2012, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_066_811.html).

Germany’s General Government Deficit, General Government Gross Debt and the Excessive Deficit Procedure

The German central government, federal states and municipalities as well as social security funds (together, the general government) recorded a net lending of EUR 4.2 billion in 2012 according to updated results of the Federal Statistical Office. In 2012, net borrowing of the central government and federal states decreased significantly to EUR 12.2 billion and EUR 6.8 billion, respectively. Net lending of local government was EUR 6.1 billion in 2012 compared with EUR 1.9 billion in 2011. Social security funds reported a surplus of EUR 17.0 billion. When measured as a percentage of the GDP at current prices, the ratio of general government’s net lending was 0.2%.

Based on the definitions that are relevant for European excessive deficit procedures, net lending of general government amounted to EUR 4.1 billion. The slightly smaller surplus was due to the fact that revenue and expenditure arising from swap transactions and interest rate derivatives were taken into account. Calculated according to these definitions, the surplus amounted to 0.2%, too, when related to the gross domestic product at current prices.

Source: Statistisches Bundesamt, General government achieved surplus in 2012 – Maastrichtratio at +0.2%, press release of February 22, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/02/PE13_067_813.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI
	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ JÜRGEN KÖSTNER
	Name:	Jürgen Köstner
	Title:	Vice President

Date: March 15, 2013

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